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                                SUPPLEMENT NO. 1
                                       TO
                         PROSPECTUS DATED JULY 7, 1997

                             AFG INVESTMENT TRUST D

             / / 3,142,083 Rights to Acquire 3,142,083 Class B Subordinated Interests

             / / Minimum of 1,441,431 Class B Subordinated Interests ($7,207,155) and
               Maximum of 3,142,083 Class B Subordinated Interests ($15,710,415)

             / / $5 Per Interest

    The following information supplements the information in the prospectus of AFG Investment Trust B, a Delaware business trust (the "Trust"), dated June 10, 1997 (the "Prospectus"), relating to the offering of a maximum of 3,142,083 Class B Subordinated Interests in the Trust (the "Offering"). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings ascribed to them in the Prospectus.

    The following information is provided to: (i) report information with respect to the current status of the Offering and set forth certain investment considerations; (ii) describe a lawsuit recently filed relating, among other things, to the Trust and the Offering; and (iii) revise the subscription procedures.

 AN INVESTMENT IN THE CLASS B SUBORDINATED INTERESTS INVOLVES CERTAIN MATERIAL
              RISK FACTORS. SEE "RISK FACTORS" IN THE PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                    The date of this Supplement is July 7, 1997.
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           CURRENT STATUS OF THE OFFERING; INVESTMENT CONSIDERATIONS

    As of the date of this Supplement, Class A Beneficiaries have subscribed for 1,276 Class B Subordinated Interests (and for 124 additional Class B Subordinated Interests pursuant to the Over-Subscription Privilege). The Special Beneficiary and its Affiliates have confirmed their intention to purchase the maximum number of Class B Subordinated Interests available to them. Such purchases will be undertaken without regard to the number of Class B Subordinated Interests subscribed for by Class A Beneficiaries unrelated to the Special Beneficiary. Therefore, it is expected that the Maximum Offering will be attained.

    The Offering is now scheduled to expire on July 15, 1997 (the "Expiration Date"). Beneficiaries may call the Subscription Agent at (800) 387-7391 at any time on or prior to the Expiration Date to obtain an updated status as to the number of Class B Subordinated Interests subscribed for by Class A Beneficiaries not affiliated with the Special Beneficiary.

    In making a decision as to whether to purchase Class B Subordinated Interests, Class A Beneficiaries should consider that (i) in making their investment decision the Special Beneficiary and its Affiliates estimated, based on various assumptions discussed in the Prospectus, that investment in the Class B Subordinated Interests may provide a return of 16% per annum, plus all capital invested, (ii) there are no brokerage commissions being paid in connection with the Offering and (iii) the Special Beneficiary and its Affiliates intend to purchase all unsold Class B Subordinated Interests. See "SUMMARY OF THE OFFERING--Introduction" in the Prospectus.

                                PENDING LAWSUIT

    On June 24, 1997, Leonard Rosenblum, J/B Investment Partners, Small and Rebecca Barmack, Partners, and Barbara Hall (collectively, the "Plaintiffs") commenced a derivative action in the Suffolk Superior Court of the Commonwealth of Massachusetts against Equis Financial Group Limited Partnership ("Equis") and a number of its Affiliates, including the Managing Trustee of the Trust, Gary D. Engle and Geoffrey A MacDonald as defendants (the "Defendants") and a number of investment programs, including the Trust, sponsored by Equis as nominal defendants (the "Nominal Defendants").

    The Plaintiffs asserted claims on behalf of the Nominal Defendants for common law fraud, breach of contract, breach of fiduciary duty and/or aiding or abetting the breach of fiduciary duty owed to the Nominal Defendants against the various managing general partners and the managing trustee of the investments programs, including the Trust, and other entities and individuals (collectively, the "Managing Defendants") that allegedly exercise control over the Nominal Defendants.

    The Plaintiffs allege, among other things, that the Defendants have exploited and are continuing to exploit the fiduciary positions through which they control the Nominal Defendants for improper purposes by causing them to enter into numerous transactions that are ULTRA VIRES and/or lack valid business purposes which have resulted in the misappropriation and waste of the Nominal Defendants' assets in order to further the Defendants' financial interests and to entrench them in their positions of control over the Nominal Defendants. The Plaintiffs assert as an example of this conduct the causing of the Trust to issue the Class B Subordinated Interests and the efforts of the Managing Defendants to sell the Class B Subordinated Interests upon one-sided terms and conditions that are designed to ensure that certain Defendants are able to acquire voting control over the Trust. Among other things, the Plaintiffs requested that the Offering be enjoined and that Defendants be required to make restitution to the Trust and the other Nominal Defendants.

    The Defendants believe that the lawsuit is without merit and intend to vigorously defend against the lawsuit.

                      REVISED PROCEDURES FOR SUBSCRIPTION

    The Trust is giving Rights Holders who exercise their rights to acquire Class B Subordinated Interests the right to revoke such exercise in the event that the Special Beneficiary and its Affiliates obtain voting control of the Trust through their purchases of Class B Subordinated Interests. In addition, the Trust has
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modified the payment terms with respect to payment for Class B Subordinated
Interests subscribed for pursuant to the Over-Subscription Privilege.

REVOCATION

    Rights Holders may contact the Subscription Agent at any time on or prior to the Expiration Date at (800) 387-7391 to obtain current information as to the number of Class B Subordinated Interests subscribed for by Beneficiaries not related to the Special Beneficiary. In the event that the Special Beneficiary and its Affiliates obtain voting control of the Trust through their purchase of Class B Subordinated Interests, the Subscription Agent will notify Beneficiaries who have subscribed for Class B Subordinated Interests and such Beneficiaries may elect to revoke their subscriptions in whole or in part as described below under "Payment for Securities." In addition, Rights Holders who have delivered a completed Subscription Certificate to the Subscription Agent prior to receipt of this Supplement may also revoke their subscriptions in their entirety by so notifying the Subscription Agent in writing prior to the Expiration Date or they may modify their subscriptions by delivering an amended Subscription Certificate to the Subscription Agent.

PAYMENT FOR SECURITIES

    The Trust has modified the payment terms with respect to payment for Class B Subordinated Interests subscribed for pursuant to the Over-Subscription Privilege. Now, payment for Class B Subordinated Interests subscribed for pursuant to the exercise of the Over-Subscription Privilege does not have to be tendered to the Subscription Agent with the Subscription Certificate. Only payment for Class B Subordinated Interests subscribed for pursuant to the exercise of Basic Subscription Rights must be tendered to the Subscription Agent with the Subscription Certificate. An amended Subscription Certificate is enclosed with this Supplement.

    Rights may be exercised by filling in and signing the amended Subscription Certificate which accompanies this Supplement and mailing it or otherwise delivering the completed and signed Subscription Certificate to the Subscription Agent. Payment for Class B Subordinated Interests subscribed for pursuant to the exercise of Basic Subscription Rights must be tendered to the Subscription Agent with the Subscription Certificate, but payment for Class B Subordinated Interests subscribed for pursuant to the exercise of the Over-Subscription Privilege does not have to be tendered to the Subscription Agent with the Subscription Certificate. Rights Holders who have delivered a completed Subscription Certificate to the Subscription Agent prior to receipt of this Supplement do not have to deliver an amended Subscription Certificate unless they wish to use the new modified payment terms. Rights Holders who have delivered a completed Subscription Certificate to the Subscription Agent prior to receipt of this Supplement who wish to use the new modified payment terms may contact the Subscription Agent at (800) 387-7391 to request the return of their previously-delivered payment for Class B Interests subscribed for pursuant to the Over-Subscription Privilege, which will be mailed to them upon receipt by the Subscription Agent of an amended Subscription Certificate. Rights Holders who have delivered a completed Subscription Certificate to the Subscription Agent prior to receipt of this Supplement may also revoke their subscriptions in their entirety by so notifying the Subscription Agent in writing or they may modify their subscriptions by delivering an amended Subscription Certificate to the Subscription Agent.

    Immediately following the Expiration Date, the Subscription Agent will notify each Exercising Rights Holder (or if the Trust's Class A Interests are held by a nominee, such nominee) as to the number of Class B Subordinated Interests purchased pursuant to his or her Basic Subscription Rights and, if applicable, pursuant to the Over-Subscription Privilege, explaining the allocation of Class B Subordinated Interests pursuant to the Over-Subscription Privilege. The Subscription Agent will also indicate whether or not the Special Beneficiary and its Affiliates have obtained voting control of the Trust through their purchases of Class B Subordinated Interests, and, if such control has been obtained, the Exercising Rights Holder will have the opportunity to revoke his or her subscription in whole or in part. Exercising Rights Holders may also call the Subscription Agent at (800) 387-7391 at any time on or prior to the Expiration Date to obtain current information as to the number of Class B Subordinated Interests subscribed for by Beneficiaries not related to the Special Beneficiary.
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    No later than 3 business days following such notice from the Subscription
Agent, the Exercising Rights Holder (unless such Rights Holder has elected to revoke his or her subscription) must remit to the Subscription Agent a money order or check drawn on a bank located in the United States and payable to Trust Company of America in the amount of the Subscription Price for the number of Class B Subordinated Interests purchased by him or her pursuant to the Over-Subscription Privilege. Payments should be sent to the Subscription Agent at Gemisys Corporation, 7103 South Revere Parkway, Dept. 250, Englewood CO 80112. ALL PAYMENTS MUST BE IN U.S. DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES AND MUST BE PAYABLE TO TRUST COMPANY OF AMERICA, AS AGENT FOR AFG INVESTMENT TRUST B. The Closing will occur as promptly as possible after the Expiration Date. All payments tendered in connection with the exercise of Basic Subscription Rights by Exercising Rights Holders who elect to revoke their subscriptions will be refunded by mail as promptly as practicable after the Expiration Date. Issuance of Class B Subordinated Interests purchased is subject to collection of checks and actual payment.